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                                                                EXHIBIT (c)(ii)

                         COMPREHENSIVE CARE CORPORATION
                                4350 Van Karman
                                   Suite 280
                            Newport Beach, CA 92660
                               Tel: 714-798-0460
                               Fax: 714-752-0585

                                                                   March 3, 1995

HAND DELIVERED

Mr. Jay H. Lustig
Individually and as representative of
the Participating Securityholders (defined below)

        Re:  Proposed Rescission of Acceleration of Securities

Dear Mr. Lustig:

        Based on the various discussions that we have had among or between Comprehensive Care Corporation (the "Company"), the Trustee of its 7-1/2% Convertible Subordinated Debentures due April 15, 2010 (the "Securities"), and you as a representative of certain holders, and individually as a holder, of certain Securities which we understand aggregate $4.653 million in original principal amount (the "Participating Securityholders"), certain of whom were Securityholders who gave notice of acceleration in February, 1995, and our understanding of the type of transaction that is feasible for rescission of acceleration and of interest to us, we outline the basis for this proposed rescission relative to the proposed agreement to pay cash and issue shares to Participating Securityholders and permitted assigns (collectively, the "Consideration"). In this regard, we propose the principal terms of an agreement (the "Agreement") to be as set out in this letter as follows:

        1. Voting of Securities; "Lock-Up." Upon the dismissal of the involuntary Chapter 7 petition filed against the Company, the Participating Securityholders will give notices of rescission of acceleration reasonably acceptable and at times as determined by the Trustee and the Company, will vote in favor of each related proposal to be made to all of the Securityholders of the Company, including without limitation a proposed supplemental indenture if necessary, and will tender their securities for exchange for cash and shares as described herein (the "Offer"). Furthermore the Participating Securityholders will neither submit any notice or demand of acceleration, nor pursue any remedies available under the Indenture nor join or participate in any Securities Exchange Act of 1934 Rule 13(d) group or participate against the Board or management in any proxy or other solicitation of any of the Securities or Common Stock of the Company, and the Participating Securityholders agree that they will give the Company any information they receive about anyone trying to form such a group. Jay H. Lustig represents that he is authorized to execute and deliver this Agreement on behalf of and to bind at least $2.5 million in original principal amount of the Securities and further represents that he shall cause the holders of at least $2.5 million of the outstanding principal amount of Securities to rescind acceleration and waive the interest payment defaults, substantially as provided in the attached Notice of Rescission of Acceleration on or before March 31, 1995, and use his best efforts to cause holders of an additional amount of Securities necessary to aggregately comprise more than 50% of the outstanding principal amount of Securities to rescind such acceleration and waive such interest payment defaults substantially as provided in such notice.

        2. Rights Non-Assignable. Until the earlier of the expiration of this Agreement or the completion of the exchange of Securities contemplated

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herein, nothing contained in this Agreement will permit any Participating
Securityholder to at any time sell or dispose of in any manner the rights or obligations of the said Participating Securityholder under this Agreement. However, the Participating Securityholders may transfer their Securities provided that the recipient, and each subsequent transferee, is irrevocably bound hereby and so agrees in writing. Until the earlier of the expiration of this Agreement or the completion of the exchange of Securities contemplated herein, each Participating Securityholder shall notify the Company of any private or public sale, and agrees to placement of an appropriate legend on the Securities bound hereby.

         3. Standstill. Until the earlier of the expiration of this Agreement or the completion of the exchange of Securities contemplated herein, if any Participating Securityholders, directly or indirectly, acquires beneficial or record ownership of any Securities or other equity securities of the Company or interest, such Securities will become and remain subject to this Agreement.

         4. The Offer. The Offer shall incorporate the following features and specifications upon first being given to Securityholders, subject to requirements of law:

         / / The Offer shall be made pursuant to Section 3(a)(9) of the Securities Act of 1933 for up to 100% of the Securities. Shares issuable pursuant to the Offer are intended to be freely tradeable under the Securities Act of 1933.
         / / The Board of the Company shall use best efforts to complete this transaction within 120 days, but shall have a reasonable period of additional time, ending not later than 180 days after the date hereof, in order to consummate legal requisites to the Offer.
         / / The Company shall not, during the term of this Agreement, pledge or otherwise dispose of, or issue or commit to issue any additional, capital stock, or any interest therein, or securities convertible into shares of such stock, of CareUnit, Inc., a Delaware corporation ("Care Unit"), 100% of whose outstanding shares (the "Shares") are held beneficially and of record by the Company free of any other liens or claims. At 150 days after the date of this Agreement, provided that the Participating Securityholders have in each material respect performed (with opportunity to cure if a cure is possible) their obligations required to be performed hereunder on or prior to such date, and if the Offer has not then been consummated, the Company shall pledge (with the Trustee, or an alternate acceptable to the Company, to act as pledgeholder on terms of a written agreement containing standard terms reasonably acceptable to the Participating Securityholders) all of the Shares as collateral for its obligation to purchase the Securities pursuant to the Offer or otherwise. Such pledge may only be foreclosed upon following 180 days after the date hereof at the request of any Securityholder or the Trustee if the Offer is not consummated on or prior to such date, provided that the Participating Securityholders have in each material respect performed (with opportunity to cure if a cure is possible) their obligations required to be performed hereunder on or prior to such date. From day 150 through day 180 after the date hereof, or the earlier consummation of the Offer, the tendered (or all Participating Securityholders' Securities if the Offer has not been commenced without fault of the Participating Securityholders) Securities of the Participating Securityholders shall accrue and be paid upon purchase thereof additional interest at the rate of 7-1/2% per annum on the original principal amount). Upon consummation of the Offer, the said pledges shall be released. The Company represents that Care Unit is the Subsidiary generating operating profits under the CareUnit name, and all of its other subsidiaries with similar names are substantially inactive.

           / / The Participating Securityholders shall support the proposed Offer and shall not speak or write publicly against the proposed Offer. In addition, the Participating Securityholders will not solicit or support any solicitation of proxies or consents inconsistent with the purposes or spirit of this Agreement.


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        /  /    The Offer shall allow the Securityholders to participate
                pro-rata to the amounts tendered, up to 100% of the amount of
                Securities outstanding, provided that all tendering
                Securityholders also give notice of rescission of acceleration and consent to any proposals reasonably made by the Company that are incidental to the Offer.
        /  /    The tendering Securityholders shall receive, net to the
                Securityholder, for each $1,000.00 of original principal amount tendered, $500.00 in cash, plus $120.00 in shares of Common
                Stock of the Company (based on a fair value of the Common Stock equalling the average round-lot traded price reported on the
                NYSE Composite Tape for all trading days during the 75 calendar days commencing with and as of March 6, 1995). Additionally, for each $1,000.00 of original principal amount, tendering
                Securityholders will receive $80 in cash (approximately 1 year's interest) representing the amount agreed upon to represent all interest owning and accrued to the payment date, in return for which they will waive all other obligations including all
                default interest accrued from April 15, 1994 which was due as of
                October 17, 1994, and all interest (or interest on interest)
                accruing from and after October 15, 1994 through the date on which the Offer is consummated.
        /  /    The Offer and the Company's completion of an exchange as
                described herein are subject to all relevant conditions provided in the Indenture relating to the Securities dated as of April
                25, 1985 between the Company and the Trustee, as defined
                therein, and receipt of all reasonably necessary governmental, and third-party, consents, filings, or approvals necessary to consummate the Offer.
       /  /     The Company may condition the Offer upon a minimum of
                tendered Securities of $2.5 million from the Participating
                Securityholders.

        5. Costs. The Company shall pay legal fees of Weil, Gotshal & Manges incurred by the accelerating Participating Securityholders from January 1, 1995 to date in the amount of between $35,000 and $40,000. Otherwise, the parties each will bear their own respective costs.

        6. Release. Upon dismissal of the involuntary Chapter 7 case, referred to further below, the Company shall release each Participating Securityholder and its officers, employees, agents, representatives, attorneys, and advisors from any and all claims and causes of action arising or occurring prior to the date hereof, including without limitation any and all claims or causes of action arising out of or related to the delivery of the notice of acceleration of the Securities or the filing of an involuntary Chapter 7 petition against the Company, provided that the effectiveness of the release shall be conditioned upon and subject only to the execution and delivery by each respectively released Participating Securityholder of the notice of rescission or acceleration described in paragraph 1 hereof and each Participating Securityholder using its best efforts to achieve consummation of the transactions contemplated herein.

        7. News Release. Upon the execution by you and return to us of this Agreement, the Company shall prepare the news release. Each news release concerning this Agreement or the Offer shall be in form and substance and at times reasonably determined by the Company after reasonable notice to you and reasonable prior consultation with you, with your reasonable cooperation, as representative of the Participating Securityholders.

        8. Bankruptcy Petition. The Participating Securityholders that are petitioning creditors in the involuntary Chapter 7 bankruptcy petition filed against the Company shall support and cause their attorneys to execute and indicate consent to the Order Dismissing Involuntary Petition (the "Order") attached hereto. The Participating Securityholders that are petitioning creditors shall support entry of the Order and dismissal of the involuntary petition at the hearing scheduled for March 7, 1995. If such order is not entered by the court prior to or on March 8, 1995, the Company thereafter shall have the option to terminate this Agreement upon written notice and, prior to such termination, to require additional reasonable cooperation of the Participating Securityholders for the purpose contemplated in this paragraph.

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        9.      Survival.  If the Offer is consummated, the terms and
provisions of this Agreement shall survive the consummation of the Offer.

        If the foregoing meets with your approval, so signify by signing and returning the enclosed duplicate copy of this letter, whereupon this letter shall constitute the final agreement between the parties in accordance with the terms and provisions set forth above. This offer will expire if not accepted on March 3, 1995. We shall look forward to receiving your prompt acceptance.

                                   Very truly yours,

                                   COMPREHENSIVE CARE CORPORATION

                                   By:  /s/ Chriss W. Street
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                                        Chriss W. Street, Chairman of the
                                        Board, Chief Executive Officer and
                                        President

AGREED AND CONFIRMED:

By:  /s/ Jay H. Lustig                  Dated: March 3, 1995
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     Jay H. Lustig

APPROVED AS TO FORM:
WEIL, GOTSHAL & MANGES

By:  /s/ Martin A. Sosland
     ---------------------
     Martin A. Sosland

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